[redacted]

04015753

CM 3/22

BB 3/17

SECURITIES AND EXCHANGE COMMISSION RECEIVED

MAR 1 2004

DIVISION OF MARKET REGULATION

SECURITIES A... ...N
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 48197

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/2003* (MM/DD/YY) AND ENDING *12/31/2003* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.J. Robb Variable Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 South McLean Blvd.
(No. and Street)

Memphis (City) *TN* (State) *38104* (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce A. Harrison, President *901-722-5433*
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name — *if individual, state last, first, middle name*)

100 E. Broad Street (Address) *Columbus* (City) *OH* (State) *43215* (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Bruce A. Harrison*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *P.J. Robb Variable Corporation*, as of *December 31*, 20*03*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My commission expires February 15, 2005

BARBARA L. SHACKLEFORD NOTARY PUBLIC AT LARGE SHELBY COUNTY, TENN.

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of P.J. Robb Variable Corporation (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented by management for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2004

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	595,392
Investments		3,035
Commissions receivable		62,676
Accounts receivable		38,030
Receivable from affiliate		87,270
Prepaid expenses		17,065
Other assets		2,624
Total assets	$	806,092
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	17,268
Total liabilities		17,268
Stockholder's equity		
Common stock, no par value; 2,000 shares authorized; 1,400 shares issued and outstanding		35,000
Retained earnings		753,824
Total stockholder's equity		788,824
Total liabilities and stockholder's equity	$	806,092

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations

Year Ended December 31, 2003

Revenue	
Commission income	$ 1,636,669
Interest income	2,950
Total revenue	1,639,619
Expenses	
Commission expense	995,030
Administrative service and other fees to affiliate	2,432
Regulatory fees and expenses	23,781
Trademark expense	18,614
Other expense	87,775
Total expenses	1,127,632
Income before taxes	511,987
Income taxes	201,605
Net income	$ 310,382

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2002	$ 35,000	$ 443,442	$ 478,442
Net income	-	310,382	310,382
Balances at December 31, 2003	$ 35,000	$ 753,824	$ 788,824

The accompanying notes are an integral part of these financial statements.

P.J. Robb Variable Corporation
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities		
Net income	$	310,382
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in investments		17,065
Increase in commissions receivable		(61,449)
Increase in accounts receivable		(38,030)
Increase in receivable from affiliate		(9,138)
Increase in prepaid expenses		(3,780)
Decrease in other assets		1,086
Increase in accrued expenses and other liabilities		17,268
Net cash provided by operating activities		233,404
Net increase in cash		233,404
Cash at beginning of year		361,988
Cash at end of year	$	595,392

The accompanying notes are an integral part of these financial statements.

1. Organization

The P.J. Robb Variable Corporation (the "Company") is a wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as a wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company's primary revenue source is commissions from carriers for the sale and renewal of these products. The Company conducts business on a national basis.

2. Significant Accounting Policies

Investments

Investments include 1,500 NASD warrant certificates valued at $3,035. These warrants convey the right to purchase 1,500 NASDAQ® shares in each of three remaining tranches at $14, $15, and $16 per share. The tranches are exercisable for a one-year period and expire in June 2004, June 2005 and June 2006.

Revenue Recognition

The Company recognizes commission revenue on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers.

Income Taxes

BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income, using corporate statutory rates, adjusted for the effect of temporary differences of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital under the Rule of $611,948, which was $606,948 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .03 to 1.

4. Related-Party Transactions

During the fiscal year ended December 31, 2003, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the company does not handle customer funds.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2003

Total stockholder's equity from statement of financial condition		$ 788,824
Deduct nonallowable assets		
Commissions receivable	$ 28,852	
Accounts receivable	38,030	
Receivable from affiliate	87,270	
Investments	3,035	
Prepaid expenses	17,065	
Other assets	2,624	176,876
Net capital		611,948
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 606,948
Total aggregate indebtedness		$ 17,268
Percentage of aggregate indebtedness to net capital		3%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part II A FOCUS Report filing at December 31, 2003.

P.J. Robb Variable Corporation

(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Securities and Exchange Commission Rule 15c3-3
December 31, 2003

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the company does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
P.J. Robb Variable Corporation

In planning and performing our audit of the financial statements and supplemental schedules of P.J. Robb Variable Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

PRICEWATERHOUSECOOPERS

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2004